UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107		SCHEDULE 13G

1.	Names of Reporting Persons Watt/TNHC LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 744,743*

	6.	Shared Voting Power 6,788,632**

	7.	Sole Dispositive Power 744,743*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 744,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ Row (9) excludes amounts directly owned by Separately Filing Group Members.

11.	Percent of Class Represented by Amount in Row (9) 4.5%***

12.	Type of Reporting Person (See Instructions) OO

* Consists of shares of The New Home Company Inc. (the “Issuer”) Common Stock, par value $0.01 per share (the “Common Stock”), held directly by Watt/TNHC LLC (“Watt”).

** Consists of the aggregate number of shares of Common Stock beneficially owned by Watt and the Separately Filing Group Members (as defined in this Schedule 13G), without duplication. Watt has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Watt disclaims beneficial ownership of the shares held by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

***Based on 16,448,750 shares of Common Stock issued and outstanding as of November 7, 2014, as reported by Issuer in its most recent Form 10-Q filed November 7, 2014.

CUSIP No. 645370107	SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: The New Home Company Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 85 Enterprise, Suite 450, Aliso Viejo, California 92656

Item 2.
	(a)	Name of Person Filing: Watt/TNHC LLC
	(b)	Address of Principal Business Office or, if none, Residence: 2716 Ocean Boulevard, Suite 2025, Santa Monica, CA 90405
	(c)	Citizenship: A California limited liability company
	(d)	Title of Class of Securities: Common stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number: 645370107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

CUSIP No. 645370107	SCHEDULE 13G

Item 4.	Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on page 2 of this Schedule 13G, which are incorporated by reference herein. The number of shares of Common Stock beneficially owned by the Separately Filing Group Members is based solely on the information contained in the Schedule 13Gs filed by the Separately Filing Group Members.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit A attached to this Schedule 13G (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate Schedule 13Gs pursuant to Rule 13d-1(d) under the Act.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 645370107	SCHEDULE 13G

Item 10.	Certification.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2015

Watt/TNHC LLC,
A California limited liability company

By:	Watt Residential LLC,
A California limited liability company,
Its Managing Member

	By:	/s/ Howard Press
Howard Press, President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 645370107	SCHEDULE 13G

EXHIBIT A

Separately Filing Group Members

IHP Capital Partners VI, LLC, a Delaware limited liability company

TCN/TNHC LP, a Delaware limited partnership

H. Lawrence Webb

Wayne J. Stelmar

Joseph D. Davis

Thomas Redwitz